Hunter Perkins Capital Management, LLC

Code of Ethics

Statement of General Policy

Hunter Capital Management seeks to foster a reputation for integrity and professionalism. That reputation is a vital business asset. The highest duty of care and loyalty to all clients must be observed by all of our personnel. The confidence and trust placed in us by our clients is something that is highly valued and must be protected. As a result, any activity that creates even the suspicion of misuse of material non-public information by us or any of our employees, which gives rise to or appears to give rise to any breach of fiduciary duty owed to our clients, or which creates any actual or potential conflict of interest between our client and us or any of our employees, or even the appearance of any conflict of interest, must be avoided and is prohibited. At the same time, we believe that individual investment activities by our officers and employees should not be unduly prohibited or discouraged.

Advisers Act Rule 204A-1 and 1940 Act Rule 17j-1 require that we adopt a code of ethics establishing standards of conduct for us and our Supervised Persons. Accordingly, this Code has been adopted to ensure that those who are responsible for developing or implementing our investment advice or who pass such advice on to our clients will not be able to act thereon to the disadvantage of our clients. The Code does not purport comprehensively to cover all types of conduct or transactions which may be prohibited or regulated by the laws and regulations applicable to us and our Supervised Persons. It is the responsibility of each employee to conduct personal securities transactions in a manner that does not interfere with the transactions of our clients or otherwise take unfair advantage of our clients, and to understand the various laws applicable to such employee. Likewise, it is the responsibility of each Supervised Person to report any violations of this Code promptly to the CCO.

1.     Compliance with Laws and Regulations

Each Supervised Person must comply with all applicable Federal Securities Laws. Without limiting the generality of the foregoing, Supervised Persons shall not, directly or indirectly, in connection with the purchase or sale of a security held or to be acquired by a client:

(a)	Defraud the client in any manner;
(b)	Mislead the client, including by making a statement that omits material facts;
(c)	Engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon the client;
(d)	Engage in any manipulative practice with respect to the client; or
(e)	Engage in any manipulative practice with respect to securities, including price manipulation.

2.     Preferential Treatment, Gifts and Entertainment

No Supervised Person may seek or accept favors, preferential treatment or any other personal benefit because of his or her association with the Firm, except those usual and normal benefits directly provided by us.

No Supervised Person may accept or offer any entertainment, gift or other personal benefit that may create or appears to create a conflict between the interests of such person and the Firm. Supervised Persons are prohibited from receiving any gift or other personal benefit of more than de minimis value from any person or entity that does business with or on behalf of the Firm. In addition, Supervised Persons are prohibited from giving or offering any gift or other personal benefit of more than a de minimis value to any person or entity who are existing or prospective clients or any person that does business with or on behalf of the Firm, and are additionally limited by provisions of the Manual, such as §8.3 relating to contributions to Officials and solicitation of Government Entities.

For purposes of this Code, de minimis means reasonable and customary business entertainment, such as an occasional dinner, a ticket to a sporting event or the theater, or comparable entertainment which is neither so frequent nor so extensive as to raise any question of propriety. Any questions regarding the receipt of any gift or other personal benefit should be directed to the CCO.

3.     Conflicts of Interest

If any Supervised Person is aware of a personal interest that is, or might be, in conflict with the interest of any client, that Supervised Person should disclose the situation or transaction and the nature of the conflict to the CCO for appropriate consideration. In addition, no Supervised Person may use knowledge about pending or currently considered securities transactions for clients to directly or indirectly profit personally. Without limiting the foregoing, Supervised Persons who are planning to invest in or make a recommendation to invest in a security, and who have a material interest in the security or a related security, must first disclose such interest to his or her supervisor or the CCO. Such supervisor or the CCO will conduct an independent review of the recommendation to purchase the security for clients and written evidence of such review shall be maintained by the CCO. Supervised Persons may not fail to timely recommend a suitable security to, or purchase or sell of suitable security for, a client in order to avoid an actual or apparent conflict with a personal transaction in a security.

All Supervised Persons must receive written approval from the CCO prior to any of the following:

•	Negotiate or enter into any agreement on behalf of a client with any business concern doing or seeking to do business with a client if the Supervised Person or their relative has a substantial interest in the business concern.
•	Enter into an agreement, negotiate or otherwise do business on behalf of a client with a personal friend or a person related to the Supervised Person.
•	Negotiate or enter into any business or other transaction with a client other than pursuant to Advisory Contracts with the Firm as envisioned by this Code.
•	Serve on the board of directors of, or act as consultant to, any publicly-traded corporation.

Further, if any person living in the same house with a Supervised Person proposes to pursue any of these listed activities, the Supervised Person must seek approval in writing from the CCO. The Supervised Person will be deemed to be entering into any activity the same as if he or she were the person living in his house.

All Supervised Person must obtain prior written approval from the CCO before engaging in any outside business activities as provided in Policy 4.3.6 of the Manual.

4.     Service as a Director

In addition to the limitations of Policy 4.3.6 of the Manual, Supervised Persons are prohibited from accepting any new appointment to the boards of directors of any company absent prior authorization of the CCO. In determining whether to authorize such appointment, the CCO will consider whether the board service would be adverse to the interests of our clients, would interfere with or hinder our ability to provide recommendations to our clients, and whether adequate procedures exist to ensure isolation from those making investment decisions.

No Supervised Person may participate in a decision to purchase or sell a security of any company for which he/she serves as a director.

5.     Duties to the Firm

In addition to duties owed to clients described in §6 of the Manual, Supervised Persons owe the following duties to the Firm:

Loyalty. In matters related to his/her employment, Supervised Persons shall act for the benefit of the Firm and not deprive it of the advantage of his/her skills and abilities, divulge confidential information, or otherwise cause harm to the Firm.

Additional Compensation Arrangements. Supervised Persons may not accept gifts, benefits, compensation, or consideration that competes with, or might reasonably be expected to create a conflict of interest with, our interest. See also Preferential Treatment, Gifts and Entertainment above.

Responsibilities of Supervisors. Supervised Persons must make reasonable efforts to detect and prevent violations of applicable laws, rules, regulations, and the Code and the Manual by anyone subject to his/her supervision or authority.

6.     Inside Information

Overview. Trading financial instruments, whether for a personal portfolio or for our clients, while in possession of material nonpublic information, or improperly communicating that information to others, may expose a Supervised Person personally to criminal, civil and/or other stringent penalties.

The prohibition on trading while in possession of material nonpublic information applies to all investors.

If a Supervised Person is uncertain about the application or the meaning of or the interpretation of any term in this policy in a particular circumstance, he/she should direct any questions to the CCO. The Supervised Person must promptly notify the CCO if the Supervised Person has any reason to believe that a violation of this policy has occurred or is about to occur, or if the Supervised Person believes he/she may be in possession of material nonpublic information.

General Policy on Insider Trading. No Supervised Person may trade, either personally or on behalf of others (including accounts managed by the Firm), while in possession of material nonpublic information nor communicate material nonpublic information to others. Material nonpublic information could be obtained through the course of conducting research, providing services to clients or through relationships with persons who are insiders.

● What is Material Information? Information is “material” when a reasonable investor would consider it important in making his or her investment decisions. Generally, this is information that, if disclosed, would likely affect the price of a company’s financial instruments. Material information also may relate to the market for financial instruments. Information about trading or a specific trade may be deemed material. Similarly, prepublication knowledge regarding upcoming reports about a company, industry, market, etc. also may be deemed material.

● What is Nonpublic Information? Information is “public” when it has been disseminated broadly to the marketplace. Tangible evidence of such dissemination is the best indication that the information is public. For example, information is public after it has become available to the general public through a public filing with the SEC or other governmental agency, a press release published on/in Bloomberg, the Wall Street Journal or other widely circulated publication, and after sufficient time has passed so that the information has been widely disseminated.

Implementing Procedures. The following procedures have been established to aid Supervised Persons in avoid insider trading, and to aid us in preventing, detecting and imposing sanctions against insider trading.

● Access to Material Nonpublic Information. If a Supervised Person thinks that he/she might be in possession of material nonpublic information, the Supervised Person must:

● Report the information promptly to the CCO. The information must be reported regardless of whether a trade is contemplated by the employee or others.

● Not communicate the information to anyone, other than to the CCO.

● Not transact in related instruments for any account, including for accounts managed by the Firm.

The CCO will review the issue and determine whether the information is material and nonpublic and, if so, what action the Firm should take. If necessary, the appropriate officer shall advise the Supervised Person of his/her determination.

● Restrictions on Disclosures. Supervised Persons may not disclose any actual or potential nonpublic information (whether it is material or not) relating to the Firm, a client or prospective client or any transactions, to any person outside of the Firm (unless such disclosure has been authorized by the CCO) or to any person at the Firm other than the CCO or President.

● No Trade or Restricted Trade Orders. We reserve the right at any time to name one or more securities for which no trading (or only limited trading) will be allowed as determined by the President or CCO. If we issue such a no-trade or restricted trade order, the existence of such order and the security(ies) subject to such order are to be kept strictly confidential, as determined by the President or CCO. These restrictions may be applied to trading for our clients as well as personal securities transactions. The CCO will communicate these restrictions to the appropriate employees.

7.     Restrictions on Personal Security Transactions

(a)	Access Persons may not discuss with or otherwise inform others of any actual or contemplated security transaction by any client except in the performance of employment duties or in an official capacity and then only for the benefit of the client, and in no event for personal benefit or for the benefit of others.

(b)	Access Persons may not release information to dealers or brokers or others (except to those concerned with the execution and settlement of the transaction) as to any changes in any client’s investments.
(c)	Access Persons may not use knowledge of portfolio transactions made or contemplated for any client to profit by the market effect of such transactions or otherwise engage in fraudulent conduct in connection with the purchase or sale of a security sold or acquired by any client.
(d)	No Access Person may knowingly take advantage of an opportunity of any client for personal benefit, or take action inconsistent with such person’s fiduciary obligations to our clients. All personal securities transactions must be consistent with this Code and Access Persons must avoid any actual or potential conflict of interest or any abuse of any person’s position of trust and responsibility.
(e)	Any transaction in a Reportable Security in anticipation of any client’s transaction (“front-running”) is prohibited.
(f)	No Access Person may purchase or sell, directly or indirectly, any Reportable Security which such Person knows that we either are purchasing or selling, or is considering for purchase or sale, for any client until either the client’s transactions have been completed or consideration of such transaction is abandoned.
(g)	When anything in §8 of this Code prohibits the purchase or sale of a security, it also prohibits the purchase or sale of any related securities, such as puts, calls, other options or rights in such securities and securities-based futures contracts and any securities convertible into or exchangeable for such security.
(h)	Any Access Person who trades in violation of this §7 must unwind the trade or disgorge the profits.

8.     Preclearance

(a)	No Access Person may buy or sell any Reportable Security for an account Beneficially Owned by him without having first obtained specific permission from the CCO. In order to gain permission to trade, a completed Preclearance Form, which can be obtained from the CCO, must be signed by at least one authorized signatory. After a completed form has been approved, the transaction may be affected either internally or through an external broker. Transaction orders must be placed within five business days of the day permission to trade is granted.
(b)	No Access Person may directly or indirectly acquire a Beneficial Ownership in securities through a Limited Offering or in an IPO without obtaining the prior consent of the CCO. Consideration will be given to whether or not the opportunity should be reserved for our clients. The CCO will review these proposed investments on a case-by-case basis and approval may be appropriate when it is clear that conflicts are very unlikely to arise due to the nature of the opportunity for investing in the IPO or Limited Offering.
(c)	Supervised Persons are subject to blackout periods in order to prohibit the purchase or sale of any security within one days before and after any transaction in the same security for a client.
(d)	Supervised Persons may not have short-term trading profits. Short-term trading profits are defined as a purchase and sale, or sale and purchase, occurring within 60 days.

Exceptions, waivers and modification to the items in subparagraph (c) or (d) may be granted by the CCO as appropriate and in a manner to protect client interests. Any exception, waiver or modification must be in writing, maintained in our compliance records and may be limited and subject to conditions.

9.     Excluded Transactions

The trading restrictions in §7 and the preclearance requirements of §8 do not apply to the following types of transactions:

(a)	Transactions effected for any account over which the Access Person has no direct or indirect influence or control and which has been approved by the CCO.
(b)	Non-volitional purchases and sales, such as dividend reinvestment programs or “calls” or redemption of securities.
(c)	The acquisition of securities by gift or inheritance or disposition of securities by gift to charitable organizations.
(d)	Standing orders for retirement plans provided that prior clearance is obtained before an Access Person starts, increases, decreases or stops direct debits/standing orders for retirement plans. Lump sum investments or withdrawals for such plans schemes must be pre-cleared on a case-by-case basis and are subject to trading restrictions.

10.  Reporting Procedures

Access Persons must make the reports provided below. Any report required to be filed shall not be construed as an admission by the person making such report that he/she has any direct or indirect Beneficial Ownership in the security to which the report relates.

(a)	Brokerage Accounts. Before effecting personal transactions through an external broker, each Access Person must (i) inform the brokerage firm of his affiliation with the Firm; (ii) make arrangements for copies of confirmations to be sent to the CCO within 24 hours of each transaction; and (iii) make arrangements for the CCO to receive duplicate account statements.

(b)	Initial and Annual Holdings Report. Each Access Person must provide an initial holdings report in the form attached to this Code as Exhibit C which includes the following information within 10 days of becoming an Access Person and thereafter within 30 days after the end of each calendar year:

•	The title, type of security, the exchange ticker symbol or CUSIP number (as applicable), interest rate and maturity date, number of shares and principal amount of each Reportable Security in which the Access Person had any direct or indirect beneficial ownership;
•	The name of any broker, dealer or bank with whom the Access Person maintains an account in which any securities are held for the direct or indirect benefit of the Access Person; and
•	The date that the report is submitted by the Access Person.

The information contained in the initial holdings report must be current as of a date no more than 45 days prior to the date the person becomes an Access Person or the annual holdings report date.

(c)	Quarterly Transaction Reports. Not later than 30 days following the end of a calendar quarter, each Access Person must submit a report in the form attached to this Code as Exhibit D which includes the following information with respect to any transaction in the quarter in a Reportable Security in which the Access Person had, or as a result of the transaction acquired, any direct or indirect Beneficial Ownership:

•	The date of the transaction, the title, the exchange ticker symbol or CUSIP number, as applicable, interest rate and maturity date (if applicable), the number of shares and principal amount of each Reportable Security involved;
•	The nature of the transaction (i.e., purchase, sale or other type of acquisition or disposition);
•	The price of the Reportable Security at which the transaction was effected;
•	The name of the broker, dealer or bank with or through which the transaction was effected; and
•	The date that the report is submitted by the Access Person.

An Access Person need not make a quarterly transaction report if the report would duplicate information contained in broker trade confirmations or account statements sent to the Firm under §10(a) above, so long as the confirmations or account statements are received by the CCO no later than thirty (30) days after the end of the applicable quarter.

(d)	Review of Reports. The CCO is responsible for identifying Access Persons, notifying them of their obligations under this Code and reviewing reports submitted by Access Persons. The CCO will maintain the names of the persons responsible for reviewing these reports, as well as records of all reports filed pursuant to these procedures. No person shall be permitted to review his/her own reports. Such reports shall be reviewed by the CCO or other officer who is senior to the person submitting the report.

11.  Confidential Information

All information about securities transactions in client portfolios, actual or contemplated, is confidential. All persons must refrain from disclosing any securities transaction, investment strategies, research or other information regarding the Firm’s operations to anyone not associated with the Firm.

Generally, our operations should not be discussed outside the Firm or with anyone other than Supervised Persons. Supervised Persons must not disclose securities transactions, actual or contemplated, or the contents of any written or oral communication, study, report or opinion concerning any security to any third party.

Information about clients is similarly confidential and subject to Policy 5.4.1. Supervised Persons must maintain the confidentiality of all client information of any nature.

12.  Administration of Code

The CCO is responsible for all aspects of administering this Code and for all interpretative issues arising under the Code. The CCO is responsible for considering any requests for exceptions to, or exemptions from, the Code (e.g., due to personal financial hardship). Any exceptions to, or exemptions from, the Code are subject to such additional procedures, reviews and reporting as may be deemed appropriate by the CCO, and shall be reported to the board of directors / managers at the next regular meeting. The CCO will take whatever action he/she deems necessary with respect to any officer, director, manager, member or employee of the Firm who violates any provision of this Code with reference to Policy 11.1.2.

The CCO will designate another responsible person to review the CCO’s securities transactions and to undertake such other matters with respect to the CCO under this Code. This designation as to the person and dates will be maintained in our compliance files under this Code. This designated person will have access to any information and other matters necessary to perform the duties so designated.

13.  Code Revisions

Any material changes to the Code must be approved by our board of directors/managers.

14.  Recordkeeping Requirements

We will maintain records, at our principal place of business, of records generated under this Code as required under Policy 12.1.1.

15.  Condition of Employment or Service

All persons shall conduct themselves at all times in the best interests of the Firm. Compliance with the Code is a condition of employment or continued affiliation with the Firm and conduct not in accordance shall constitute grounds for actions which may include, but are not limited to, a reprimand, a restriction on activities, disgorgement, termination of employment or removal from office. All Supervised Persons must certify, in the form attached to this Code as Exhibit B, upon becoming a Supervised Person and thereafter annually that they have received a copy of and read the Code, and all amendments, and agree to comply in all respects with this Code and that they have disclosed or reported all personal securities transactions, holdings and accounts required to be disclosed or reported by this Code.

* * * * *

Adopted by the Firm on November 16, 2022.

Exhibit A to Code of Ethics

ACCESS PERSONS

Name	Title	Location	Supervisor
Bob Perkins	PM	Lombard, IL	Alec Perkins
Alec Perkins	CEO	San Francisco, CA	Bob Perkins
Ben Wilson	President	Lombard, IL	Alec Perkins
Rich Rovetto	CCO	Lombard, IL	Alec Perkins
Pete Lisnic	Analyst	Lombard, IL	Alec Perkins
Barry Kneisel	Business Dev.	Lombard, IL	Alec Perkins
Abhishek Kumar	Research Analyst	San Francisco, CA	Alec Perkins

Exhibit B to Code of Ethics

ANNUAL CODE OF ETHICS acknowledgement and certification

I acknowledge that I have read the Code of Ethics of Hunter Capital Management (a copy of which has been supplied to me that I will retain for future reference) and agree to comply in all respects with the terms and provisions thereof. I have disclosed or reported all personal securities transactions, holdings and accounts required to be disclosed or reported by this Code of Ethics and have complied with all provisions of this Code.

Print Name
Date	Signature

Exhibit C to Code of Ethics

Initial Reporting Form

Employee ___________________________________________ (PRINT NAME)

Information submitted current as of __________________________ (PRINT DATE)

In accordance with the Code of Ethics of Hunter Capital Management, please provide a list of all securities in which you have any Beneficial Ownership. This includes securities held by broker/dealers and other custodians, at your home, in safe deposit boxes, and by an issuer.

Number of Shares	Security Name	Type (e.g., equity; fixed income)	Ticker or CUSIP (if applicable)	Principal Amount

Use additional sheets as necessary.

In accordance with the Code of Ethics of Hunter Capital Management, please provide a list of all securities accounts in which you have any Beneficial Ownership.

Name of Broker, Dealer or Bank	Account Title	Account Number	Date of Account Establishment

I certify that this form fully discloses all of the securities and account in which I have any Beneficial Ownership. Nothing in this report should be construed as an admission that the person making the report has any direct or indirect Beneficial Ownership in the security to which the report relates.

Signature                                                                                                 Date

Reviewed by: __________________________ Date of Review: ________________________ Exception(s) Noted: ____No ____Yes If Yes, Describe: ________________________

Exhibit D to Code of Ethics

QUARTERLY TRANSACTION REPORTING FORM

ACCESS PERSON: _____________________________

For Quarter Ended: _____________________________

Number of Shares	Security Name	Type (e.g., equity; fixed income)	Ticker or CUSIP (if app.)	Principal Amount	Buy (acquire)/ Sell (dispose)	Interest rate/ maturity	Price	Date	Broker, Dealer or Bank

Use additional sheets as necessary.

TO BE USED FOR TRANSACTIONS FOR WHICH DUPLICATE ACCOUNT STATEMENTS HAVE NOT BEEN SUBMITTED. DELIVER TO THE FIRM’S CHIEF COMPLIANCE OFFICER WITHIN 30 DAYS OF THE END OF EACH CALENDAR QUARTER. USE ADDITIONAL SHEETS IF NECESSARY.

__________________________________                              _____________________________

Employee                                                                           Date

Exhibit F to Code of Ethics

Annual Reporting Form

Employee ___________________________________________ (PRINT NAME)

Information submitted current as of __________________________ (PRINT DATE)

In accordance with the Code of Ethics of Hunter Capital Management please provide a list of all securities in which you have any Beneficial Ownership. This includes securities held by broker/dealers and other custodians, at your home, in safe deposit boxes, and by an issuer.

Number of Shares	Security Name	Type (e.g., equity; fixed income)	Ticker or CUSIP (if applicable)	Principal Amount

Use additional sheets as necessary.

In accordance with the Code of Ethics of Hunter Capital Management please provide a list of all securities accounts in which you have any Beneficial Interest.

Name of Broker, Dealer or Bank	Account Title	Account Number	Date of Account Establishment

Use additional sheets as necessary.

I certify that this form fully discloses all of the securities and accounts in which I have any Beneficial Ownership. Nothing in this report should be construed as an admission that the person making the report has any direct or indirect Beneficial Ownership in the security to which the report relates.

Signature                                                                                                 Date

Reviewed by: __________________________ Date of Review: ________________________ Exception(s) Noted: ____No ____Yes If Yes, Describe: ________________________